November 29, 2023

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On September 22, 2023, the Registrant, on behalf of its proposed series, Catalyst/Aspect Enhanced Multi-Asset Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on November 2, 2023, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please update the series and class identifiers on EDGAR.

Response: The Registrant undertakes to update EDGAR upon submitting its Rule 485(b) filing.

Prospectus

Fee Table

Comment 2: The Fund discloses short sales as a principal investment strategy. Please confirm supplementally that any expected dividend and interest expense associated with short sale transactions are included in the Fee Table.

Response: The Registrant notes that the Fund intends to take short positions in futures and that such trades do not have any borrow cost. Thus, the Registrant contends that there is no expected dividend or interest expense.

Comment 3: Please confirm that the subsidiary’s management fee, including any performance fee, is included in the line item for “Management Fees” and that the subsidiary’s expenses are included in the line time for “Other Expenses.”

Ms. Elizabeth Bentzinger
November 29, 2023

Response: The Registrant so confirms.

Comment 4: Because the Fund is a new series, please disclose that “Acquired Fund Fees and Expenses” and “Other Expenses” are estimated for the current year.

Response: The Registrant has amended the footnotes to the Fee Table accordingly.

Comment 5: In the footnote to the Fee Table, please extend the term of the expense limitation agreement to one year from the effectiveness of the prospectus.

Response: The Registrant undertakes to extend the expiration date of the expense limitation agreement to at least one year from the date of the effectiveness of the prospectus.

Principal Investment Strategies

Comment 6: Please specify how much of the Fund’s portfolio is expected to be allocated to each component of the Fund’s strategy.

Response: The Registrant has amended its disclosures to state the following:

The Fund seeks to achieve its investment objective by investing in a portfolio composed of two components: (i) a “Managed Futures Component” consisting of global financial and commodity futures, currency forwards and other derivative contracts on or related to ~~spanning various~~ sectors or asset classes including currencies, interest rate instruments, stock indices, metals, energy and agricultural commodities ~~including agriculture, bonds, currencies, energies, and interest rates, metals and stock indices~~, and (ii) a “60/40 Component” consisting of a portfolio investing in U.S. equity and U.S. fixed income markets through financial futures and U.S. bond exchange traded funds (“ETFs”). The Fund expects to allocate between 5-40% of its assets in the Managed Futures Component and between 40%-60% of its assets in the 60/40 Component. The Fund holds the balance in cash and cash equivalents.

Managed Futures Component: The Managed Futures Component of the Fund’s portfolio may hold long and short positions in futures, forwards and other derivative contracts, and maintains cash and cash equivalents to be utilized as margin. The Managed Futures Component of the Fund’s assets are allocated among various sectors or asset classes including currencies, interest rate instruments, stock indices, metals, energy and agricultural commodities ~~agriculture, bonds, currencies, energies, interest rates, metals and stock indices~~. Investments may be made in domestic and foreign markets, including emerging markets. Investment in these instruments may be made

Ms. Elizabeth Bentzinger
November 29, 2023

by the Fund directly or indirectly by investing through its Subsidiary (as described below).

The Fund’s advisor engages a sub-advisor, Aspect Capital Limited (the “Sub-Advisor”), to manage the Fund’s portfolio. In managing the Managed Futures Component, the Sub-Advisor utilizes a set of proprietary trading systems, developed by the Sub-Advisor, to determine the Fund’s asset allocations. A quantitative process is used to collect, process and analyze market price data in order to determine the ~~model’s view of~~ direction and strength of the trend opportunities in each ~~market in the portfolio~~ sector or asset class of the component, and determine buy or sell decisions ~~target long or short positions~~ accordingly. The process used is similar across all sectors and contracts, based on the Sub-Advisor’s belief in diversification and with the aim of avoiding over-optimization and/or over-fitting of the model to individual market idiosyncrasies or to the recent past. The quantitative ~~models~~ process seeks to harvest opportunities over various timescales, from a small number of days to six months or more. By maintaining a comparatively small exposure to any individual contract, the strategy seeks to achieve true sector and contract diversification, thereby allowing a wide range of opportunities to be captured and maximizing expected long-term, risk-adjusted returns.

The Fund actively trades this Component of the Fund’s portfolio, which may lead to higher transaction costs that may offset Fund performance.

60/40 Component: The 60/40 Component is intended to provide the Fund’s portfolio with long-term, strategic broad-based exposure to liquid U.S. equity and U.S. fixed income securities, similar to that of a traditionally weighted U.S. investment portfolio. The Sub-Advisor aims to allocate approximately 60% of the Component’s assets to U.S. equity markets through investment in S&P 500 futures and approximately 40% of the Component’s assets to U.S. bond markets through investing in various futures and/or U.S. bond ETFs. The Fund’s 60/40 Component investments are taken on a relatively passive, long-only, “buy-and-hold” basis. With respect to the 60/40 Component’s 40% allocation to the U.S. bond markets, the Fund may invest in ETFs that hold securities of any maturity or duration and intends to hold a majority of the portfolio in investment grade corporate bonds (rated BBB or higher by S&P Global Ratings or the equivalent by another nationally recognized statistical ratings organization). The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Comment 7: Is “Managed Futures Component” an accurate name for that part of the Fund’s strategy given that the component includes forward contracts and other derivative contracts? Please consider whether there is an overemphasis on “futures.”

Ms. Elizabeth Bentzinger
November 29, 2023

Response: The Registrant has given careful consideration to the Staff’s comment and respectfully declines to amend it disclosures. The Registrant believes that “managed futures” is an appropriate name for investment strategies and that the term is commonly understood in the industry to suggest a strategy that is primarily composed of futures, although not exclusively composed of futures.

Comment 8: In the first paragraph under the heading “Principal Investment Strategies,” the Fund discloses that the sectors in which the Fund may invest include “interest rates” and “stock indices.” Please confirm whether these are appropriate sectors. In the second paragraph, a similar list identifies them as “asset classes.”

Response: The Registrant refers to its response to Comment 6.

Comment 9: Please confirm supplementally that the Fund will not invest more than 25% in sectors that are themselves industries (e.g., agriculture, energy).

Response: The Registrant so confirms.

Comment 10: In the description of the “60/40 Component” in the first sentence under the heading “Principal Investment Strategies,” please clarify that the ETFs in which the Fund may invest are U.S. bond ETFs.

Response: The Registrant refers to its response to Comment 6.

Comment 11: Given the Fund’s investment in money-market funds as a principal investment strategy, please consider whether “Underlying Fund Risk” should be designated a principal investment risk of the Fund.

Response: The Registrant has designated “Underlying Fund Risk” as a principal investment risk.

Comment 12: In the third paragraph, the references to “the model’s view” and “quantitative models” are unclear. Please elaborate on what models are being used in more detail in the Fund’s Item 9 disclosures.

Response: The Registrant refers to its response to Comment 6.

Comment 13: Is the phrase “of the opportunities in each market in the portfolio” accurate as used in the third sentence of the third paragraph? Is it more accurate to say the model view “of each sector in the Managed Futures component of the portfolio”?

Response: The Registrant refers to its response to Comment 6.

Ms. Elizabeth Bentzinger
November 29, 2023

Comment 14: In the description of the “60/40 Component,” please revise the last sentence to indicate that the Fund may invest in futures and U.S. bond ETFs that hold securities of any maturity or duration as opposed to investing in those securities directly.

Response: The Registrant refers to its response to Comment 6.

Principal Investment Risks

Comment 15: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 16: Please consider whether “junk bond risk” is a principal investment risk as mentioned in the disclsoure of “Credit Risk.” If so, please add corresponding investment strategy disclsoure, including the lowest grade investment the Fund may hold, and whether the Fund could hold securities that are in default as part of its principal investment startegy. Please also create a separate risk for “Junk Bond Risk.”

Response: The Registrant has amended its disclosures to state the following:

Credit Risk. Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return. ~~The Fund may invest in high-yield, high-risk securities, commonly called “junk bonds,” that are not investment grade and are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. Credit risk may be substantial for the Fund.~~

Comment 17: Please remove references to the “benchmark” in the disclosure of “Actively Mangaged Fund Risk” and “Model and Data Risk.”

Response: The Registrant has amended its disclosures accordingly.

Ms. Elizabeth Bentzinger
November 29, 2023

Comment 18: Please confirm whether the reference to “underlying indices” in the disclsoure of “Derivatives Risk” is relevant to the Fund.

Response: The Registrant has amended its disclosures to state the following:

Derivatives Risk. Even a small investment in derivatives ~~(including through the Underlying Indexes’ investment in futures and forwards)~~ may give rise to leverage risk (which can increase volatility and magnify the Fund’s potential for loss), counterparty risk (the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments), and can have a significant impact on the Fund’s performance. Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

Comment 19: Please expand on the disclosure of “Emerging Market Risk” to be consistent with ADI 2020-11. For example, is there more to say about market manipulation concerns and risks related to regulatory and accounting standards? Is there any risk from investments in China?

Response: The Registrant has confirmed that the Fund does not expect to have appreciable risk from investments in China. The Registrant has amended its disclsoures to state the following:

Emerging Market Risk. The Fund may invest in countries with newly organized or less developed securities markets. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. There may also be less reliable or publicly available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards (including material limits on PCAOB inspection, investigation, and enforcement), which could cause errors in the implementation of the Fund’s investment strategy. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies. Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries. ~~Investing in emerging markets involves not only the risks described~~

Ms. Elizabeth Bentzinger
November 29, 2023

~~below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries. The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.~~

Comment 20: In the disclsoure of “ETF Risk,” please add that market price may be less than NAV; there may not be active market for the ETF; market trading may be halted under certain cicumstances; and that the value of an ETF can fluctuate based on the prices of the securities held by the ETF. Please confirm the reference in “ETF Risk” to closed-end funds.

Response: The Registrant has amended its dsiclosures to state the following:

ETF Risk. The cost of investing in the Fund will be higher than the cost of investing directly in the ETFs in which it invests and may be higher than other mutual funds that invest directly in stocks and bonds. Each ETF is subject to specific risks, depending on the nature of the ETF ~~or CEFs~~. Like an open-end investment company (mutual fund), the value of an ETF can fluctuate based on the prices of the securities owned by the ETF, and ETFs are also subject to the following additional risks: (i) the ETF’s market price may be less than its net asset value; (ii) an active market for the ETF may not develop;(iii) market trading in the ETF may be halted under certain circumstances and (iv) the value of an ETF can fluctuate based on the prices of the securities held by the ETF.

Comment 21: Please consider whether “Infrastructure Risk” is a prinicpal investment risk of the Fund.

Response: The Registrant has deleted “Infrastructure Risk” from the Fund’s principal investment risks disclosures.

Performance

Comment 22: Supplementally, please provide the broad-based index that the Fund will use.

Response: The Registrant has confirmed the the Fund’s benchmarks will be the S&P 500 Index and the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index.

Additional Information about Principal Investment Strategies and Risks

Comment 23: Please revise the first sentence under the heading “Principal Investment Strategies” to reflect that the investment strategy is discussed “below” as well as in the “Summary Section for the Fund.”

Ms. Elizabeth Bentzinger
November 29, 2023

Response: The Registrant has amended its disclosures to state the following:

The Fund’s main investment strategy is discussed below and in the Summary Section for the Fund and is the strategy that the Advisor and/or Sub-Advisor believes is most likely to be important in trying to achieve the Fund’s investment objective.

Comment 24: The Fund’s Item 9 principal investment strategy disclosure is largely similar to its Item 4 principal investmnet strategy disclosures. Please revise to provide more layered disclosure, including a discussion on how the sub-advisor determines when to sell an investment.

Response: For this response only, the italicized sections represent additional disclosures that do not appear in the Fund’s Item 4 disclosures.

The Fund seeks to achieve its investment objective by investing in a portfolio composed of two components: (i) a “Managed Futures Component” consisting of global financial and commodity futures, currency forwards and other derivative contracts on or related to various sectors or asset classes including currencies, interest rate instruments, stock indices, metals, energy and agricultural commodities, and (ii) a “60/40 Component” consisting of a portfolio investing in U.S. equity and U.S. fixed income markets through financial futures and U.S. bond exchange traded funds (“ETFs”). The Fund intends to harness the low long-term overall correlation between managed futures strategies and traditional stock and bond portfolios, and to capitalize on the negative correlation during periods of sustained equity market stress. The Fund expects to allocate between 5-40% of its assets in the Managed Futures Component and between 40%-60% of its assets in the 60/40 Component. The Fund also holds a large portion of its assets in cash, money market mutual funds, U.S. Treasury Securities, and other cash equivalents, some or all of which will serve as margin or collateral for the Fund’s investments.

Managed Futures Component: The Managed Futures Component of the Fund’s portfolio may hold long and short positions in futures, forwards and other derivative contracts, and maintains cash and cash equivalents to be utilized as margin. The Managed Futures Component of the Fund’s assets are allocated among various sectors or asset classes including currencies, interest rate instruments, stock indices, metals, energy and agricultural commodities. Investments may be made in domestic and foreign markets, including emerging markets. Investment in these instruments may be made by the Fund directly or indirectly by investing through its Subsidiary (as described below).

The Fund’s advisor engages a sub-advisor, Aspect Capital Limited (the “Sub-Advisor”), to manage the Fund’s portfolio. In managing the Managed Futures Component, the Sub-Advisor utilizes a set of proprietary trading systems, developed

Ms. Elizabeth Bentzinger
November 29, 2023

by the Sub-Advisor, to determine the Fund’s asset allocations. A quantitative process is used to collect, process and analyze market price data in order to determine the direction and strength of the trend opportunities in each sector or asset class of the component, and determine buy or sell decisions accordingly. Trend opportunities, or momentum investing, is a strategy in which the Fund buys securities that demonstrate an upward price trend and sells them when they demonstrate a downward price trend. The process used is similar across all sectors and contracts, based on the Sub-Advisor’s belief in diversification and with the aim of avoiding over-optimization and/or over-fitting of the model to individual market idiosyncrasies or to the recent past. The quantitative process seeks to harvest opportunities over various timescales, from a small number of days to six months or more. By maintaining a comparatively small exposure to any individual contract, the strategy seeks to achieve true sector and contract diversification, thereby allowing a wide range of opportunities to be captured and maximizing expected long-term, risk-adjusted returns.

The Fund actively trades this Component of the Fund’s portfolio, which may lead to higher transaction costs that may offset Fund performance.

60/40 Component: The 60/40 Component is intended to provide the Fund’s portfolio with long-term, strategic broad-based exposure to liquid U.S. equity and U.S. fixed income securities, similar to that of a traditionally weighted U.S. investment portfolio. The Sub-Advisor aims to allocate approximately 60% of the Component’s assets to U.S. equity markets through investment in S&P 500 futures and approximately 40% of the Component’s assets to U.S. bond markets through investing in various futures and/or U.S. bond ETFs. The Fund’s 60/40 Component investments are taken on a relatively passive, long-only, “buy-and-hold” basis. With respect to the 60/40 Component’s 40% allocation to the U.S. bond markets, the Fund may invest in ETFs that hold securities of any maturity or duration and intends to hold a majority of the portfolio in investment grade corporate bonds (rated BBB or higher by S&P Global Ratings or the equivalent by another nationally recognized statistical ratings organization). Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk.  For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 25: Please confirm that the risk table accurately reflects the Fund’s principal and non-principal investment risks.

Response: The Registrant has updated the risk table in the Fund’s Item 9 disclosures.

Ms. Elizabeth Bentzinger
November 29, 2023

Comment 26: Please consider whether “Duration Risk” should be a principal investment risk of the Fund given its exposure to fixed income securities. If so, please include some discussion of duration and provide an example of duration in the Fund’s Item 9 disclosures. Please restate the phrase “longer-term” as used in the first sentence as it implies that securities of a longer maturity are more sensitive to interest rates. Please consider whether the reference to “effective duration” is appropriate.

Response: The Registrant refers to its response to Comment 24. The Registrant added the following disclosure to its Item 4 risk disclsoures:

Duration Risk.  A portfolio with a longer average portfolio duration ~~Longer-term securities~~ may be more sensitive to interest rate changes. A heightened risk is posed by rising interest rates to a fund whose portfolio~~s~~ includes longer-term fixed income securities. ~~Effective duration estimates price changes for relatively small changes in rates. If rates rise significantly, effective duration may tend to understate the drop in a security’s price. If rates drop significantly, effective duration may tend to overstate the rise in a security’s price.~~

Comment 27: Please consider whether “Segregation Risk” is still relevant.

Response: The Registrant has deleted “Segregation Risk” from its risk disclosures.

Statement of Additional Information

Comment 28: Please confirm on page 3 whether the Fund is diversified or non-diversified. If the Fund is non-diversified, please remove the last policy that is listed under “Fundmental Policies.”

Response: The Registrant confirms that the Fund is intended to be non-diversified and has revised the disclsoures in the SAI accordingly.

Comment 29: Because the Fund is a heavy derivatives user, please disclose the designated reference portoflio and index that the Fund plans to use or if the Fund plans to use an absolute VaR test. Supplementally, please discuss how the index meets the definition of a designated reference portfolio in accordance with Rule 18f-4 or, if the Fund plans to use the absolute VaR test, please discuss why this has been chosen instead of the designated reference portfolio. Also, please provide supplementally hypothetical VaR calculations demonstration how the Fund anticipates achieving its objective while remaining compliant with the VaR test under Rule 18f-4.

Response: The Registrant has confirmed that the Fund will use an absolute VaR test in lieu of a reference portfolio because there are no suitable benchmarks that reliably represent the combination of the Fund’s Managed Futures Component with its it 60/40 Component. The Registrant believes that an absolute VaR test would be more accurately reflect the Fund’s risk profile.

Ms. Elizabeth Bentzinger
November 29, 2023

The graph below depicts the hypothetical absolute VaR calculation for the Fund for the period shown. The graph demonstrates that the Fund’s VaR remains within the permissible limit of 20% of NAV with the exception of a brief period following the collapse of Lehman Brothers that indicates that the Fund, absent any additional controls, would have realized a VaR of approximately 23%. The Fund’s advisor and sub-advisor will monitor VaR daily to mitigate the risk of this occurrence. The Registrant is informed that given the highly liquid nature of the Fund, the Fund’s sub-advisor is able to manually adjust the overall trading level of the Fund’s strategy to stay within the permissible VaR limits.

The Registrant has amended its disclosures on page 27 of the SAI to state the following:

The Fund must comply with Rule 18f-4 under the 1940 Act, which governs the use of derivative investments and certain financing transactions (e.g., reverse repurchase agreements) by registered investment companies. Under Rule 18f-4, ~~the Fund~~ a fund that invests in derivative instruments beyond a specified limited amount must, among other things, apply a value-at-risk (“VaR”) based limit to its use of certain derivative instruments and financing transactions and adopt and implement a derivatives risk management program. ~~The Fund~~ A fund that uses derivative instruments in a limited amount will not be subject to the full requirements of Rule 18f-4, nor will the ~~Ff~~und be required to comply with the asset segregation framework arising from prior SEC guidance for covering certain derivative instruments and related transactions. The Fund uses derivatives beyond

Ms. Elizabeth Bentzinger
November 29, 2023

a limited amount and complies with an absolute VaR test to limit VaR to 20% of the Fund’s NAV. Rule 18f-4 could have an adverse impact on the Fund’s performance and ability to implement its investment strategies.

Part C

Comment 30: Please be sure to supply a new legal opinion with the Rule 485(b) filing.

Response: The Registrant undetakes to provide a legal opinion with the Rule 485(b) filing.

Comment 31: In the undertaking listed in Item 35, please add the phrase “which would be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.”

Response: The Registrant has amended its disclosures accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser